UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.       )

3PAR INC.

(Name of subject company (Issuer))

HEWLETT-PACKARD COMPANY

RIO ACQUISITION CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of classes of securities)

88580F 10 9

(CUSIP number of common stock)

Paul T. Porrini

Vice President, Deputy General Counsel & Assistant Secretary

Hewlett-Packard Company

3000 Hanover Street

Palo Alto, California 94304

(650)  857-1501

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Ritenour Vice President and Associate General Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Christopher E. Austin Benet J. O’Reilly Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225 2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

FREQUENTLY ASKED QUESTIONS
HP Proposes to Acquire 3PAR for $24 per Share in Cash

Deal Rationale

What is HP announcing?

•      HP proposed today to acquire 3PAR Inc. for $24.00 per share.

o     The all-cash proposal represents a 33.3 percent premium above the current offer by Dell.

o     The proposal qualifies as a “Superior Proposal” under 3PAR’s existing merger agreement.

•      The transaction has been approved by HP’s Board of Directors.

•      Once approved by 3PAR’s Board, HP expects the deal to close by the end of the calendar year.

•      The addition of 3PAR’s next generation storage architecture will accelerate HP’s winning Converged Infrastructure strategy in key markets and will bolster HP’s ability to deliver the highest levels of performance, efficiency and scalability to customers worldwide.  Converged Infrastructure is delivering the data center of the future, enabling customers to innovate and respond rapidly to market demands.

•      HP is uniquely positioned to capitalize on 3PAR’s innovative storage solutions by utilizing our global reach and superior routes to market to deliver 3PAR’s innovative storage solutions to enterprise customers worldwide.

Why is HP proposing to acquire 3PAR?

•      The addition of 3PAR’s next generation storage architecture will accelerate HP’s winning Converged Infrastructure strategy in key markets and will bolster HP’s ability to deliver the highest levels of performance, efficiency and scalability to customers worldwide.  Converged Infrastructure is delivering the data center of the future, enabling customers to innovate and respond rapidly to market demands.

•      HP is uniquely positioned to capitalize on 3PAR’s innovative storage solutions by utilizing our global reach and superior routes to market to deliver 3PAR’s innovative storage solutions to enterprise customers worldwide.

•      HP’s products are already certified to work with 3PAR’s technology, enabling HP to bring 3PAR’s storage systems to market immediately.

Editorial Contacts

Gina Tyler, HP

+1 650 704 8646

corpmediarelations@hp.com

Rachel Decker, HP

+1 202 904 7508

corpmediarelations@hp.com

Mary Camarata, HP

+1 408 644 0547

mary.camarata@hp.com

HP Media Hotline

+1 866 266 7272

www.hp.com/go/newsroom

Hewlett-Packard Company

3000 Hanover Street

Palo Alto, CA 94304

www.hp.com

How will HP benefit from this transaction?

•      The addition of 3PAR’s next generation storage architecture will accelerate HP’s winning Converged Infrastructure strategy and will bolster HP’s ability to deliver the highest levels of performance, efficiency and scalability to customers worldwide.  Converged Infrastructure is delivering the data center of the future, enabling customers to innovate and respond rapidly to market demands.

•      3PAR expands HP’s footprint in additional storage markets, allowing HP to capitalize on emerging cloud and scale-out computing models.

How will 3PAR benefit from this transaction?

•      HP’s proposal offers significantly superior value to 3PAR’s shareholders.

o     The all-cash proposal represents a 33.3 percent premium above the current offer by Dell.

o     The offer qualifies as a “Superior Proposal” under 3PAR’s existing merger agreement.

•      HP is uniquely positioned to capitalize on 3PAR’s innovative storage solutions by utilizing our global reach and superior routes to market to deliver 3PAR’s innovative storage solutions to enterprise customers worldwide.

•      HP’s products are already certified to work with 3PAR’s technology, enabling HP to bring 3PAR’s storage systems to market immediately.

Why is the HP offer in the best interest for 3PAR shareholders?

•      HP’s proposal offers significantly superior value to 3PAR’s shareholders.

o     The all-cash proposal represents a 33.3 percent premium above the current offer by Dell.

o     The offer clearly qualifies as a “Superior Proposal” under 3PAR’s existing merger agreement.

Why 3PAR?  Did HP consider other targets?

•      HP’s Board regularly evaluates acquisition opportunities in an effort to enhance shareholder value, and we are confident HP is uniquely positioned to execute this transaction and create value by capitalizing on our global reach, complementary product portfolio and shared commitment to innovation.

2/12

How does the acquisition fit into HP’s broader Converged Infrastructure strategy?

•      Converged Infrastructure is delivering the data center of the future, enabling customers to innovate and respond rapidly to market demands.

•      The addition of 3PAR’s next generation storage architecture will accelerate HP’s winning Converged Infrastructure strategy in key markets and will bolster HP’s ability to deliver the highest levels of performance, efficiency and scalability to customers worldwide.

Is this acquisition intended to fill a gap in your existing portfolio?

•      Our ESS portfolio and networking business are strong.  This is about increasing our momentum.

•      We have invested in the storage business.  We have added to our management team, increased R&D spending and increased our offerings to market.

•      Financially, we grew ESS 19% last quarter with double-digit year-over-year revenue growth across every region.  Procurve was up 42% year over year during that same period.  At the same time, we expanded ESS operating margins by 210 basis points.

•      We look at 3PAR as a nice complement to our current storage portfolio.  It expands HP’s footprint in additional storage markets, allowing HP to capitalize on emerging cloud and scale-out computing models.

Does 3PAR give HP all that is needed to compete in storage or do you need to make further acquisitions?

•      We are focused on the benefits of adding 3PAR’s complementary technology to our storage portfolio and utilizing our scale and global reach to bring 3PAR’s solutions to customers worldwide.

•      Just like elsewhere in HP’s portfolio, our storage business will continue to grow through organic innovation, and we will continue to evaluate strategic M&A opportunities.

Does this acquisition change HP’s storage addressable market?

•      3PAR would expand HP’s footprint in additional storage markets, allowing HP to capitalize on emerging cloud and scale-out computing models.

How is this likely to impact your market share in storage?

•      We anticipate that we will be able to grow in storage.

3/12

Do HP’s and 3PAR’s products overlap?

•      3PAR’s products and services are largely complementary to our existing storage portfolio.

Is the acquisition primarily about technology leverage or market presence and positioning?

•      The addition of 3PAR’s highly-complementary storage architecture will accelerate HP’s winning Converged Infrastructure strategy and will bolster HP’s ability to deliver the highest levels of performance, efficiency and scalability to customers worldwide.  Converged Infrastructure is delivering the data center of the future, enabling customers to innovate and respond rapidly to market demands.

•      3PAR expands HP’s footprint in storage, allowing HP to capitalize on emerging cloud and scale-out computing models.

3PAR uses a custom ASIC.  Is this compatible with HP’s Converged Infrastructure strategy?

•      Yes.

•      Many high end products in storage and networking use custom ASICs to deliver advanced functionality.  This is a very common approach.  In the case of 3PAR, the custom ASIC is delivered on an industry standard Intel architecture platform and uses industry-standard interconnect and drive technology throughout the system.  Based upon our due diligence and testing, we are very comfortable that 3PAR is compatible with Converged Infrastructure.

Transaction Terms, Process and Financials

What are the terms of HP’s proposal?

•      HP today proposed to acquire all of the outstanding shares of 3PAR for $24.00 per share in cash, or an enterprise value of $1.6 billion.

•      HP’s proposal offers significantly superior value to 3PAR’s shareholders. The all-cash proposal represents a 33.3 percent premium above the current offer by Dell. The proposal clearly qualifies as a “Superior Proposal” under 3PAR’s existing merger agreement.

Has HP been in contact with the 3PAR Board?  If so, what has been their reaction to your offer?

•      Our offer today was communicated to the Board in the letter that we released publicly.

Why are you making your offer public?  Why not take the offer to the 3PAR Board first?

•      Our goal was to ensure that 3PAR and our shareholders, employees and other stakeholders all received access to information about HP’s proposal at the same time.

4/12

•      We are interested in discussing our proposal with the 3PAR Board.  While we cannot speak for 3PAR, we believe our proposal will be welcomed as being in the best interests of 3PAR’s stockholders, management, employees and customers.

Does Mark Hurd’s resignation have anything to do with this deal?

•      No.

Shouldn’t HP focus on finding a new CEO instead of pursuing this acquisition?

•      HP is in exceptional shape with significant momentum due in large part to our success over the last few years in achieving operational excellence in our business.

•      Our long-term strategy, core strengths and strong market positions are unchanged and unaffected.

•      Our Board has assembled a search committee responsible for swiftly guiding the search process to find the best person to lead the company. That process continues. The rest of our management team continues to focus on our jobs and running the business, including pursuing acquisitions that have the ability to create long-term value for our shareholders.

What do you think are your chances for success in completing the acquisition of 3PAR?

•      We have done the work, we have the business case and we are confident in what we are doing.

•      We believe our offer provides the most value for 3PAR shareholders and that we are uniquely positioned to execute this transaction by capitalizing on our global reach and superior routes to market.

What synergies are you hoping to achieve?

•      HP is the ideal fit for 3PAR. Our global reach, strong routes to market and commitment to innovation put HP in a unique position to maximize 3PAR’s revenue growth. The breadth of HP’s enterprise sales force and channel will open up more opportunities for the 3PAR solutions, including increased access to international markets and enterprise customers.

•      3PAR nicely complements HP’s current storage portfolio, expanding HP’s footprint in additional storage markets, allowing HP to capitalize on emerging cloud and scale-out computing.

•      HP products are already certified to work with 3PAR’s technology, enabling HP to bring 3PAR’s storage systems to market immediately.

5/12

Did your Board unanimously approve the decision to make this proposal?

•      HP’s Board of Directors fully supports this proposal.

Had there been discussions underway between HP and 3PAR prior to the acquisition announcement by Dell?

•      We know 3PAR’s management team well.  We conducted due diligence and built a strong business case.

•      What we are announcing now is a continuation of the deal process.  We are confident that HP’s offer provides superior value for 3PAR’s shareholders and a clear basis for proceeding at this time.

How do you think Dell will react to today’s announcement?

•      We cannot speak for Dell.

•      HP is confident that our offer provides the most value for 3PAR shareholders and that we are uniquely positioned to capitalize on 3PAR’s innovative storage solutions.

Do you expect another company to make a proposal for 3PAR?

•      We will not speculate about that.

•      HP is confident that our offer provides the most value for 3PAR shareholders and that we are uniquely positioned to capitalize on 3PAR’s innovative storage solutions.

•      We are excited about the prospect of adding 3PAR to our line of industry-leading businesses.

What is the dollar value of the acquisition?

•      $1.6 billion.

How was this valuation determined?

•      We know 3PAR’s business and management team very well.

•      We have built a strong business case to support our offer.

•      We are uniquely positioned with our scale, global reach, and superior routes-to-market to create incremental value to 3PAR’s already growing business.

6/12

HP is offering a very high premium.  Is HP overpaying for 3PAR?

•      No. HP is uniquely positioned to execute this transaction by capitalizing on our global reach and complementary product portfolio, and we believe our proposal provides compelling value to both 3PAR’s and HP’s shareholders.

•      We have a strong business case and are confident this transaction makes strategic and financial sense.

What is the financial impact of the transaction?

•      We expect the deal to close in calendar year 2010.

•      We have not updated the fiscal fourth quarter guidance given on the earnings call last week.

•      As for future quarters, we’ll be giving segment-level guidance at our Security Analyst Meeting in a month from now.  But given the deal’s size, we do not expect that any dilution from 3PAR will be material to either our GAAP or non-GAAP earnings per share in FY11.

How is the transaction being financed?

•      The deal would be financed from HP’s cash balances existing at the time that the tender offer is completed and is not subject to any financing contingencies.

Will this acquisition preclude you from being aggressive with your share repurchases?

•      We have a strong balance sheet and cash flow generation.

•      This deal does not preclude us from being active with share repurchases.

•      As we stated on last week’s earnings call, HP had $4.9B remaining in our current share repurchase authorization as of July 31, 2010.  We thought the share price was attractive enough to invest $2.6 billion in share repurchases in the third quarter.  We expect to continue to be active buyers at our current share price levels.

Does this acquisition impact your ability to make further acquisitions?

•      We do not expect the transaction to impact our ability to make future acquisitions.

When do you expect the transaction to close? What are the major closing conditions?

•      The transaction close is subject to the successful conclusion of a tender offer and customary regulatory approvals. We expect it to close by the end of the calendar year.

7/12

Who are your advisors?

•      JPMorgan is serving as HP’s financial advisor, and Cleary Gottlieb Steen & Hamilton LLP is serving as its legal advisor.

Integration

What are your plans for consolidating the two companies?

•      This and additional integration details would be determined through the course of a complete integration planning process.

When will a product roadmap be provided?

•      We would not expect to provide information on a combined product roadmap until the integration planning process is completed.

Will 3PAR’s name change?

•      Following a successful transaction, HP would conduct a complete integration planning process that would look at the options for branding and communication.

Where will 3PAR be headquartered?

•     This and additional integration details would be determined in the course of a complete integration planning process.

What would happen to 3PAR’s executives?

•      We have great respect for 3PAR’s management team and its employee base, and we are excited about the prospect of working together going forward.  Any potential employment decisions would be made as part of the integration planning process.

Employees

Would any 3PAR employees be laid off as a result of the acquisition?

•      No specific plans have been finalized. HP’s intention is to acquire an ongoing business, and HP will need most employees to continue in their current functions in order to maintain and grow the combined business.

•      As with most acquisitions, there may be areas of overlap in certain roles. Any potential employment decisions would be made as part of the integration planning process. Employees and their representatives will be informed and, where required, consulted in accordance with local legal requirements as part of the integration.

8/12

Would any 3PAR employees have to relocate as a result of the acquisition?

This and additional integration details would be determined in the course of a complete integration planning process.

What would happen to 3PAR employees’ current benefits and compensation?

•      This and additional integration details would be determined in the course of a complete integration planning process.

What would happen to 3PAR employees’ equity awards?

•      3PAR equity awards would be treated the same way as was contemplated by the Dell transaction, except that holders of 3PAR equity awards would also benefit from our superior proposal.

•      All equity awards that are unvested at the time of the acquisition will be assumed by HP and converted into substantially similar HP equity awards. The terms of these awards will be the same as the terms under the 3PAR plan, except that the number of shares and exercise price will be adjusted to appropriately reflect the conversion. The vesting schedule, remaining option life, etc., will continue on the same terms as currently exist under those equity awards.

•      All vested, unexercised equity awards will be cancelled and exchanged for a cash payment equal to $24.00 per share minus the per share exercise price of the equity award (subject to tax withholding).

Would there be new opportunities for 3PAR employees in terms of jobs and relocation?

•      This and additional integration details would be determined in the course of a complete integration planning process.

Many members of 3PAR’s leadership team have prior connections with HP.  Is this familiarity with HP’s operations and culture an additional benefit of the acquisition?

•      Yes.  As Silicon Valley-based companies, HP and 3PAR share the same culture of innovation, and we have the highest respect for 3PAR, its employees and its management team.

Customers and Partners

What is the value to both 3PAR customers and HP customers?

•      3PAR customers would benefit from the breadth of technology and support capability that HP has worldwide.

•      Following a successful transaction, HP intends to invest in 3PAR technology and accelerate 3PAR’s ability to bring new capabilities to market.

9/12

•      3PAR will become part of HP’s winning Converged Infrastructure strategy and will benefit from all of the other capabilities HP offers to IT customers around the world.

•      HP customers will benefit by having another leading edge technology alternative that can help them realize their objectives in their storage infrastructure.

•      3PAR will help HP meet the needs of customers looking for next generation storage solutions such as virtual computing, scale-out and private cloud.

What is the profile of 3PAR’s customer base?

•      3PAR has been successful selling its T-Class storage systems to enterprise customers throughout the world.

•      The majority of 3PAR’s customers are based in the United States.

•      3PAR has a strong presence in the service provider market and has relationships with many top service provider customers.

•      3PAR has customers in a wide range of industries that have implemented its products for general purpose storage applications and emerging use cases such as private cloud computing.

•      More recently 3PAR has begun to develop mid range solutions with its new F-Class systems.

What is the value to partners?

•      HP channel partners will get the benefit of the combined investments that HP and 3PAR have made in developing leading edge converged infrastructure and storage platform technologies.

•      The addition of 3PAR storage technology to the HP portfolio will give partners opportunities to develop new product and service revenue streams and will help them offer leading edge solutions to their customers.

Who are the biggest partners that the two companies have in common and how will this affect their partnership with HP going forward?

•      HP and 3PAR partner with many of the same technology companies and go-to-market partners.

•      Both HP and 3PAR take advantage of Intel architecture platforms as part of a converged infrastructure approach to developing technology on industry standard technologies.

•      HP and 3PAR fully support the VMWare virtualization software platform.

10/12

•      We expect that by combining our resources we will be able to work with and support the strategic technology partners even better in the future.

How much customer base overlap is there between the two companies?

•      Because of the breadth of HP’s global reach and the diversity of HP’s customer base, many of 3PAR’s customers have a relationship of some sort with HP today.

Would this acquisition impact any existing project, deployment or services engagements?

•      Until closing, each of the companies will continue to operate as an independent company, business as usual.  So we do not anticipate that a potential transaction would have any near-term impact existing projects, customer deployments, or services engagements.

What customer sales opportunities does HP anticipate will be created as a result of the acquisition?

•      We believe that HP is uniquely positioned to capitalize on 3PAR’s innovative storage solutions by utilizing our global reach and superior routes to market to deliver 3PAR’s products to enterprise customers worldwide.

What would the go-to-market strategy be for the combined entity?

•      We believe that HP is uniquely positioned to capitalize on 3PAR’s innovative storage solutions by utilizing our global reach and superior routes to market to deliver 3PAR’s products to enterprise customers worldwide.

•      HP products are already certified to work with 3PAR’s technology, enabling HP to bring 3PAR’s storage systems to market immediately.

•      HP offers industry-leading routes to market, unmatched by other competitors.

•      HP intends to invest in 3PAR technology, accelerating its ability to bring new capabilities to market.

How would the combination impact HP’s business mix?

•      HP anticipates that it will be able to grow its presence in storage.

###

11/12

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY 3PAR COMMON STOCK HAS NOT YET COMMENCED AND WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. THOSE MATERIALS SHOULD BE READ CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, COPIES OF THE TENDER OFFER STATEMENT, THE OFFER TO PURCHASE AND RELATED DOCUMENTS WILL BE MADE AVAILABLE TO 3PAR STOCKHOLDERS AT NO EXPENSE TO THEM. IN ADDITION, THOSE MATERIALS WILL BE AVAILABLE AT NO CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION’S WEBSITE AT WWW.SEC.GOV.

Forward-looking statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements about the expected terms of the proposed acquisition, the ability to complete the proposed transaction, particularly given the target company’s existing agreement to be acquired by a third party; the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include that the transaction may not be timely completed, if at all, upon favorable terms; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, the target company’s business may not perform as expected due to transaction-related uncertainty or other factors; that HP is unable to successfully implement integration strategies; and other risks that are described in HP’s SEC reports, including but not limited to the risks described in HP’s Annual Report on Form 10-K for its fiscal year ended October 31, 2009 and Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010. HP assumes no obligation and does not intend to update these forward-looking statements.

© 2010 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice.

HP shall not be liable for technical or editorial errors or omissions contained herein.

12/12